EXHIBIT 5
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                    DESCRIPTION OF BIW LIMITED CAPITAL STOCK
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COMMON STOCK

     DIVIDEND RIGHTS. Dividends may be paid on shares of BIW Limited common stock, out of the funds legally available therefor, when and as declared by BIW Limited board of directors.

     LIQUIDATION RIGHTS. In the event of any dissolution or other winding up of BIW Limited, whether voluntary or involuntary, the assets of BIW Limited available for payment and distribution to shareholders will be distributed ratably to the holders of BIW Limited common stock.

     VOTING RIGHTS. Except as otherwise provided in any statute of the State of Connecticut, all voting power vests exclusively in the owners of BIW Limited common stock.

     MISCELLANEOUS. BIW Limited common stock has no cumulative voting rights, preemptive or conversion rights or redemption or sinking fund provisions, and the outstanding shares of BIW Limited common stock will be fully paid and non-assessable. Except for restrictions on transfer imposed upon BIW Limited common stock as the result of any applicable laws, including applicable Federal and state securities laws, BIW Limited common stock is freely transferable and not subject to any restrictions on alienability.